UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: April 25, 2022	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated February 21, 2022 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) regarding Resignation of Non Executive (Non-Independent) Director of HDFC Bank Limited (‘the Bank’).

February 21, 2022

New York Stock Exchange

11, Wall Street,

New York,

NY 10005, USA

Dear Sirs/Madam,

Sub: Resignation of Non Executive (Non-Independent) Director

HDFC Bank Limited (“the Bank”) would like to inform that Mr. Srikanth Nadhamuni (DIN: 02551389) has tendered his resignation as Non-Executive (Non-Independent) Director of the Bank vide his resignation letter dated February 18, 2022, with immediate effect, citing potential future transactions/ arrangements which may materialize between the Bank and a company in which Mr. Nadhamuni may be interested. Mr. Nadhamuni’s resignation letter, as annexed to this intimation, has been duly noted by the Board of Directors at its meeting held on February 18, 2022. This is in line with the highest corporate governance principles of the Bank.

The Board places on record its appreciation to the contribution made by Mr. Nadhamuni during his tenure with the Bank.

This is for your information and record.

Yours truly,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President – Legal & Company Secretary

SRIKANTH NADHAMUNI

February 18, 2022

To,

The Chairman of the Board of Directors,

HDFC Bank Limited

Mumbai

Sub: Resignation as Non-Executive (Non-Independent) Director of HDFC Bank Limited

Dear Board Members,

I hereby tender my resignation as Non-Executive (Non-Independent) Director on the Board of HDFC Bank Ltd (“Bank”), effective from February 18, 2022.

There may be potential future transactions/ arrangements which may materialize in the near future between the Bank and a company in which I am interested. I have disclosed this interest to the Bank in terms of the relevant laws and the same has been noted by the Board. In the spirit of highest corporate governance principles of the Bank, I would like to step down as director of the Bank in order to preclude any instances of potential conflict of interest which may arise on account of such transactions/ arrangements as regards my directorship with the Bank.

I take this opportunity to thank my fellow Board members and management for their support during my tenure and wish the Bank well in its future endeavours.

Yours truly,

Sd/-

Srikanth Nadhamuni

(DIN: 02551389)